As filed pursuant to Rule 424(b)(5)
Under the Securities Act of 1933
Registration No. 333-140958

SUPPLEMENT TO
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 27, 2007
(TO PROSPECTUS DATED JULY 27, 2007)

CWMBS, INC.
Depositor

Sponsor and Seller

Countrywide Home Loans Servicing LP
Master Servicer

CHL Mortgage Pass-Through Trust 2007-18
Issuing Entity

Mortgage Pass-Through Certificates, Series 2007-18

Class 2-A-2 Certificates

This Supplement modifies certain information contained in the Prospectus Supplement, dated September 27, 2007 (the “Prospectus Supplement”) relating to the Mortgage Pass-Through Certificates, Series 2007-18. This Supplement has been prepared in connection with the sale by CWMBS, Inc. to Countrywide Securities Corporation of the Class 2-A-2 Certificates, and the distribution of the Class 2-A-2 Certificates by Countrywide Securities Corporation to the public in negotiated transactions at varying prices to be determined at the time of sale. The proceeds to the depositor from the sale of the Class 2-A-2 Certificates are expected to be approximately $6,276,400.05, plus accrued interest, before deducting expenses.

This Supplement modifies the following sections of the Prospectus Supplement:

•	the “Summary—ERISA Considerations” section on page S-18 of the Prospectus Supplement;

•	the “Servicing of Mortgage Loans—Countrywide Home Loans” section beginning on page S-41 of the Prospectus Supplement;

•	the “Servicing of Mortgage Loans—Mortgage Loan Production” section beginning on page S-42 of the Prospectus Supplement;

•	the “Static Pool Data” section on page S-47 of the Prospectus Supplement;

•	the “ERISA Considerations” section beginning on page S-92 of the Prospectus Supplement; and

•	the “Method of Distribution” section on page S-95 of the Prospectus Supplement.

Countrywide Securities Corporation

The date of this Supplement is October 24, 2007.

Summary - ERISA Considerations

The section of the Prospectus Supplement titled “Summary—ERISA Considerations” on page S-18 of the Prospectus Supplement is modified by replacing the paragraph in that section with the following:

The Class 1-A-1, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Certificates may be purchased by a pension or other benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or by an entity investing the assets of such a benefit plan, so long as certain conditions are met.

Servicing of Mortgage Loans - Countrywide Home Loans

The section of the Prospectus Supplement titled “Servicing of Mortgage Loans—Countrywide Home Loans” beginning on page S-41 of the Prospectus Supplement is modified by replacing the last paragraph of that section with the following paragraph:

Except as otherwise indicated, reference in the remainder of this prospectus supplement to “Countrywide Home Loans” should be read to include Countrywide Home Loans and its consolidated subsidiaries, including Countrywide Servicing. Countrywide Home Loans services substantially all of the mortgage loans it originates or acquires. In addition, Countrywide Home Loans has purchased in bulk the rights to service mortgage loans originated by other lenders. Countrywide Home Loans has in the past and may in the future sell to mortgage bankers and other institutions a portion of its portfolio of loan servicing rights. As of December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006 and September 30, 2007, Countrywide Home Loans provided servicing for mortgage loans with an aggregate principal balance of approximately $452.405 billion, $644.855 billion, $838.322 billion, $1,111.090 billion, $1,298.394 billion and $1,459.136 billion, respectively, substantially all of which were being serviced for unaffiliated persons.

Servicing of Mortgage Loans - Mortgage Loan Production

The section of the Prospectus Supplement titled “Servicing of Mortgage Loans—Mortgage Loan Production” beginning on page S-42 of the Prospectus Supplement is modified by replacing the paragraph and table in that section with the following:

The following table sets forth, by number and dollar amount of mortgage loans, the residential mortgage loan production of Countrywide Financial and its subsidiaries for the periods indicated.

	Consolidated Mortgage Loan Production
	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007
	(Dollars in millions, except average loan amount)
Conventional Conforming Loans
Number of Loans	993,538	1,509,925	826,914	776,479	723,933	775,307
Volume of Loans	$149,072	$234,526	$134,762	$159,561	$149,095	$155,120
Percent of Total Dollar Volume	59.2%	53.9%	37.1%	32.2%	32.2%	45.7%
Conventional Non-conforming Loans
Number of Loans	283,536	562,389	529,192	866,476	730,511	387,900
Volume of Loans	$62,665	$138,006	$144,663	$235,614	$211,841	$122,460
Percent of Total Dollar Volume	24.9%	31.7%	39.9%	47.6%	45.8%	36.0%
FHA/VA Loans
Number of Loans	157,626	196,063	105,562	80,555	89,753	96,154
Volume of Loans	$19,093	$24,402	$13,247	$10,714	$13,093	$15,375
Percent of Total Dollar Volume	7.6%	5.6%	3.6%	2.2%	2.8%	4.5%
Prime Home Equity Loans
Number of Loans	316,049	453,817	587,046	728,252	716,353	458,727
Volume of Loans	$11,650	$18,103	$30,893	$44,850	$47,876	$29,875
Percent of Total Dollar Volume	4.6%	4.2%	8.5%	9.1%	10.4%	8.8%
Nonprime Mortgage Loans
Number of Loans	63,195	124,205	250,030	278,112	245,881	90,528
Volume of Loans	$9,421	$19,827	$39,441	$44,637	$40,596	$16,928
Percent of Total Dollar Volume	3.7%	4.6%	10.9%	9.0%	8.8%	5.0%
Total Loans
Number of Loans	1,813,944	2,846,399	2,298,744	2,729,874	2,506,431	1,808,616
Volume of Loans	$251,901	$434,864	$363,006	$495,376	$462,501	$339,758
Average Loan Amount	$139,000	$153,000	$158,000	$181,000	$185,000	$188,000
Non-Purchase Transactions(1)	66%	72%	51%	53%	55%	58%
Adjustable-Rate Loans(1)	14%	21%	52%	53%	46%	29%
_________
(1) Percentage of total mortgage loan production (excluding commercial real estate loans) based on dollar volume.

For purposes of the table set forth above, the following terms have the following meanings:

Conventional Conforming Loans: prime credit quality, conventional, first-lien mortgage loans that qualify for inclusion in guaranteed mortgage securities backed by Fannie Mae or Freddie Mac.

Conventional Non-conforming Loans: prime credit quality, conventional, first-lien mortgage loans that do not qualify for inclusion in guaranteed mortgage securities backed by Fannie Mae or Freddie Mac.

FHA/VA Loans: loans that are insured or guaranteed by the Federal Housing Administration (“FHA”) or the Department of Veterans’ Affairs (“VA”).

Prime Home Equity Loans: prime credit quality second-lien mortgage loans, including home equity lines of credit.

Nonprime Mortgage Loans: first- and second-lien mortgage loans made to individuals with credit-blemished profiles.

Static Pool Data

The section of the Prospectus Supplement titled “Static Pool Data” on page S-47 of the Prospectus Supplement is modified by replacing the paragraphs in that section with the following:

Certain static pool data with respect to the delinquency, cumulative loss and prepayment data for Countrywide Home Loans is available online at http://www.countrywidedealsdata.com?CWDD=01200710. This static pool data is not deemed part of the prospectus or the registration statement of which the prospectus is a part to the extent that the static pool data relates to:

•	prior securitized pools of Countrywide Home Loans that do not include the mortgage loans and that were established before January 1, 2006; or

•	in the case of information regarding the mortgage loans, information about the mortgage loans for periods before January 1, 2006.

Delinquency data available at the foregoing web address has been calculated according to the MBA Method.

We cannot assure you that the prepayment, loss or delinquency experience of the mortgage loans sold to the issuing entity will be comparable to the historical prepayment, loss or delinquency experience of any of the other securitized pools sponsored by the Countrywide Home Loans. In this regard, you should note how the characteristics of the mortgage loans in those securitized pools differ from the characteristics of the issuing entity’s mortgage loans. Such differences, along with the varying economic conditions to which those securitized pools were subject, may make it unlikely that the issuing entity’s mortgage loans will perform in the same way that any of those pools has performed.

ERISA Considerations

The section of the Prospectus Supplement titled “ERISA Considerations” beginning on page S-92 of the Prospectus Supplement is modified by replacing the seventh, eighth, ninth and tenth paragraphs with the following:

It is expected that the Exemption will apply to the acquisition and holding by Plans of the Class 1-A-1, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Certificates and that all conditions of the Exemption other than those within the control of the investors will be met. In addition, as of the date hereof, there is no single mortgagor that is the obligor on five percent (5%) of the mortgage loans included in the issuing entity by aggregate unamortized principal balance of the assets of the issuing entity.

The rating of a certificate may change. If a class of certificates no longer has a rating of at least BBB- (or its equivalent) from at least one of S&P, Fitch, Moody’s, DBRS Limited or DBRS, Inc., certificates of that class will no longer be eligible for relief under the Exemption (although a Plan that had purchased the certificate when it had an investment-grade rating would not be required by the Exemption to dispose of it).

Because the Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 and Class B-2 Certificates are not being purchased by any underwriter to whom an exemption similar to the Exemption has been granted, the Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 and Class B-2 Certificates do not currently meet the requirements of the Exemption or any comparable individual administrative exemption granted to any underwriter. Consequently, the Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 and Class B-2 Certificates may be transferred only if the conditions in the first or third bullet points in the next paragraph are met.

Because the characteristics of the Class A-R Certificates may not meet the requirements of the Exemption, or any other issued exemption under ERISA, a Plan may have engaged in a prohibited transaction giving rise to excise taxes or civil penalties if it purchases and holds Class A-R Certificates. Consequently, transfers of the Class A-R Certificates (and of certificates of any class that, because of a change of rating, no longer satisfy the rating requirement of the Exemption) will not be registered by the trustee unless the trustee receives:

•
a representation from the transferee of the certificate, acceptable to and in form and substance satisfactory to the trustee, that the transferee is not a Plan, or a person acting on behalf of a Plan or using a Plan’s assets to effect the transfer;

•
a representation that the transferee is an insurance company which is purchasing the certificate with funds contained in an “insurance company general account” (as defined in Section V(e) of Prohibited Transaction Class Exemption 95-60 (“PTCE 95-60”) ) and that the purchase and holding of the certificate satisfy the requirements for exemptive relief under Sections I and III of PTCE 95-60; or

•
an opinion of counsel satisfactory to the trustee that the purchase and holding of the certificate by a Plan, or a person acting on behalf of a Plan or using a Plan’s assets, will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and will not subject the trustee or the master servicer to any obligation in addition to those undertaken in the pooling and servicing agreement.

The first representation will be deemed to have been made by the transferee’s acceptance of a Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 or Class B-2 Certificate. If the representation is not true, or any attempt to transfer to a Plan or person acting on behalf of a Plan or using a Plan’s assets is initiated without the required opinion of counsel, the attempted transfer or acquisition shall be void.

Method of Distribution

The section of the Prospectus Supplement titled “Method of Distribution” on page S-95 of the Prospectus Supplement is modified by replacing the last paragraph in that section with the following:

Subject to the terms and conditions set forth in the underwriting agreement between the depositor and Countrywide Securities Corporation, an affiliate of the depositor, the sellers and the master servicer (“CSC”), the depositor has agreed to sell the Class 2-A-2 Certificates to CSC. CSC has agreed to purchase from the depositor the Class 2-A-2 Certificates.

Distribution of the Class 2-A-2 Certificates will be made by CSC from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. CSC may effect such transactions by selling the Class 2-A-2 Certificates to or through dealers and such dealers may receive from CSC, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions. CSC and any dealers that participate with CSC in the distribution of the Class 2-A-2 Certificates may be deemed to be underwriters, and any discounts, commissions or concessions received by them, and any profits on resale of the Class 2-A-2 Certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

The depositor has been advised by CSC that it intends to make a market in the Class 2-A-2 Certificates but CSC has no obligation to do so. There can be no assurance that a secondary market for the Class 2-A-2 Certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment.

The depositor has agreed to indemnify CSC against, or make contributions to CSC with respect to, liabilities, customarily indemnified against, including liabilities under the Securities Act of 1933, as amended.

The Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 and Class B-2 Certificates may be offered by Countrywide Home Loans or the depositor from time to time directly or through underwriters or agents (either of which may include CSC) in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale, in one or more separate transactions at prices to be negotiated at the time of each sale. Any underwriters or agents that participate in the distribution of the Class 1-A-3, Class 1-PO, Class 2-PO, Class 1-X, Class 2-X, Class M, Class B-1 and Class B-2 Certificates may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 and any profit on the sale of those certificates by them and any discounts, commissions, concessions or other compensation received by any of them may be deemed to be underwriting discounts and commissions under the Securities Act.